UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-54258
NOTIFICATION OF LATE FILING	CUSIP NUMBER
88102J100

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:   9/30/12

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:___________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrants:

Terra Tech Corp.

Former Name if Applicable

Address of Principal Executive Offices (Street and Number)

18101 Von Karman, Third Floor

City, State and Zip Code

Irvine, California  92612

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State  below in  reasonable  detail the  reasons  why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the financial statements and related disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.  Registrant’s Chief Financial Officer, who works for the Registrant from his home in Allendale, New Jersey, had been unable to work from the time of landfall of Hurricane Sandy until approximately November 9, 2012, when power was restored to his home. Registrant will, nevertheless, use its best efforts to file the Quarterly Report on or before November 21, 2012.

PART IV --OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

Derek Peterson	(855)	447-6967
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such  shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes    ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included  in the subject report or portion thereof ?  ☐ Yes   ☒ No

If so, attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Terra Tech Corp.

(Name of Registrant as Specified in Charter)

has  caused this  notification  to be signed on their behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ Derek Peterson
Derek Peterson

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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